Exhibit 17.1

Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by Vale Overseas Limited, a wholly owned subsidiary of Vale S.A., is unconditionally and fully guaranteed by Vale S.A.:

-	6.250% Guaranteed Notes due 2026
-	3.750% Guaranteed Notes due 2030
-	6.125% Guaranteed Notes due 2033
-	8.250% Guaranteed Notes due 2034
-	6.875% Guaranteed Notes due 2036
-	6.875% Guaranteed Notes due 2039